

5930 Balsom Ridge Road Denver, NC 28037

Dear Insignia Systems Board Members:

Air T, Inc. ("Air T" or "we" or "our") is a committed long-term shareholder of Insignia Systems, Inc. (the "Company" or "Insignia"). Air T owns all of the shares that it has ever purchased, and we have been buying consistently since 2013. We plan to hold our shares for many years because we believe in the value Insignia delivers to its customers.

We believe that the vast majority of shareholders are ready for a higher level of Company and stock performance as well as mutual agreement between Insignia's board and its major shareholders. This means Air T is ready to do its part and give up material rights in order to establish a long-term framework and harmonious board-shareholder relations.

Historically our investments and board participation in small companies has coincided with very attractive rates of return for shareholders. For example, we joined the board of Pro-Dex, Inc. in 2013 (Ticker: PDEX) when the price was $1.86 per share and the current price is $7.05, an annual return of 29.0%. We joined Air T, Inc.'s (Ticker: AIRT) board in 2012 when the stock was $8.51 per share, it now trades at $26.45 per share, an annual return of 23%. We are confident that Insignia can perform similarly.

If you look at our track record, then you will see that concentrated ownership by Air T and its affiliates is associated with positive outcomes for all shareholders. We want to be a champion for shareholders and trust excellent management. We are committed. Few activists hold long term and concentrated positions like we do.

Our proposal for reforming the board is as follows:

Air T will GIVE the following:

1. We will agree to support the slate of directors for at least the next two annual meetings.
2. We will limit our voting rights to a maximum of 33% of total shares during the term of our agreement.
3. We will agree to buy no more than 38% of total shares without bidding a 15% or greater premium over then-current market.

In a mutual exchange, Air T REQUESTS the following:

1. Removal of Mssrs. Zaballos and Zenz from the board.
2. Fix the board at five (5) members, including Kristine Glancy, Rachael Vegas and Jacob Berning.
3. Accept one (1) board nomination from Air T, Inc. because we are the largest shareholder.

4. Accept nominations from other shareholders for the open seat and nominate a professional director that receives the positive affirmation of at least one (1) of the five (5) largest shareholders.
5. In the upcoming proxy statement, support the grant of voting rights for our shares acquired in the control share acquisition.

It was my honor, voting with the majority while serving on the Insignia board, to play a small part in hiring Ms. Glancy as CEO. She and her team have put together two very promising & profitable quarters, and they have maintained income statement efficiency.

While we remain open to discussing this proposal further with the Board (should it so desire), we sincerely hope that the majority of the current board will act swiftly to take the necessary steps.

Regards,

Nick Swenson

Nick Swenson